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MAR 01 2011

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11020143

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERCE SQUARE TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 POPLAR AVENUE, SUITE 700
(No. and Street)

MEMPHIS, (City) TENNESSEE (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICKI LAWSON (901) 761-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMPSON DUNAVANT PLC
(Name – *if individual, state last, first, middle name*)

5100 POPLAR AVENUE, 30TH FLOOR (Address) MEMPHIS, (City) TENNESSEE (State) 38137 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, VICKI LAWSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERCE SQUARE TRADING, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE H. PEARSON
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature

PRESIDENT

Title

Notary Public

My Commission Expires: February 27, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE SQUARE TRADING, LLC

Contents

THOMPSON DUNAVANT
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditor's Report

To the Member
Commerce Square Trading, LLC
Memphis, Tennessee

We have audited the accompanying statements of financial condition of Commerce Square Trading, LLC as of December 31, 2010 and 2009, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Square Trading, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of and for the year ended December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 financial statements taken as a whole.

Thompson Dunavant PLC

Memphis, Tennessee
February 25, 2011

5100 Poplar Avenue • Clark Tower 30th Floor • Memphis, TN 38137 • Ph. 901.685.5575 • fax. 901.685.5583 • www.thompsondunavant.com
a Professional Limited Liability Company

COMMERCE SQUARE TRADING, LLC

Statements of Financial Condition
December 31, 2010 and 2009

Assets

	2010	2009
Current assets		
Cash	$ 273,039	$ 274,389
Accounts receivable	104,236	224,824
Due from parent company	592,196	42,416
Total current assets	$ 969,471	$ 541,629

Liabilities and Member's Equity

	2010	2009
Current liabilities		
Accrued expenses	$ 55,958	$ 75,771
Commitments and contingencies		
Member's equity	913,513	465,858
	$ 969,471	$ 541,629

The accompanying notes are an integral part of these financial statements.

COMMERCE SQUARE TRADING, LLC

Statements of Income
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commissions	$ 2,128,455	$ 2,860,053
Other	803,346	1,086,357
Total revenues	2,931,801	3,946,410
Expenses		
Management and originating fees	853,199	1,860,539
Compensation and benefits	837,149	712,086
Clearing fees	491,621	690,785
Administration and other	291,177	343,551
Total expenses	2,473,146	3,606,961
Income before income taxes	458,655	339,449
Provision for state income taxes	11,000	6,000
Net income	$ 447,655	$ 333,449

The accompanying notes are an integral part of these financial statements.

COMMERCE SQUARE TRADING, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Member's Equity	Total
Balances at January 1, 2009	$ 25,000	$ 100,000	$ 7,409	$ -	$ 132,409
Conversion to limited liability company	(25,000)	(100,000)	(7,409)	132,409	-
Net income for 2009	-	-	-	333,449	333,449
Balances at December 31, 2009	-	-	-	465,858	465,858
Net income for 2010	-	-	-	447,655	447,655
Balances at December 31, 2010	$ -	$ -	$ -	$ 913,513	$ 913,513

The accompanying notes are an integral part of these financial statements.

COMMERCE SQUARE TRADING, LLC

Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 447,655	$ 333,449
Adjustments to reconcile net income to net cash used in operating activities		
Changes in operating assets and liabilities		
Accounts receivable	120,588	148,577
Due from parent company	(549,780)	(42,416)
Accrued expenses	(19,813)	(31,985)
Due to parent company	-	(428,588)
Net cash used in operating activities	(1,350)	(20,963)
Net decrease in cash	(1,350)	(20,963)
Cash at beginning of year	274,389	295,352
Cash at end of year	$ 273,039	$ 274,389

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Commerce Square Trading, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of CSG Holdings, LLC ("Holdings"). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, and is subject to regulation under the Securities Exchange Act of 1934. The Company is an introducing broker.

The Company executes all of its customers' transactions on a fully disclosed basis through clearing broker-dealers who carry the accounts and securities of the Company's customers.

Effective January 1, 2010, the Company changed its name from Trading Services Group, LLC to Commerce Square Trading, LLC. Trading Services Group, LLC was formed on January 1, 2009, upon conversion of Trading Services Group, Inc. to a Delaware limited liability company.

Accounts receivable

Accounts receivable includes commissions and fee amounts receivable from clearing broker-dealers, and are stated at the amount management expects to collect from balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances not expected to be collected. Based upon management's assessment of the credit history with clearing broker-dealers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Revenue recognition

Commissions and related clearing expenses are recognized on a trade-date basis. Commissions are recorded at gross, and the clearing broker-dealer fees are recorded as expenses in the accompanying statements of income. Other revenue represents solicitation fees and special projects performed for clients on a fee basis. Other revenue is recognized as income when the services are performed and measurable.

Income taxes

The Company is a single member limited liability company wholly-owned by Holdings. As such, the Company is treated as a disregarded entity for federal income tax purposes and its activity is included in the federal income tax return of Holdings. Holdings, which is the entity that files the consolidated federal tax return, is a limited liability company and, as a result, no provision for federal income taxes is required. The Company is subject to state franchise and excise taxes.

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under the asset and liability method, deferred state income taxes are recognized, if applicable, for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Note 1 - Summary of significant accounting policies (continued)

Events occurring after reporting date

Management has evaluated events and transactions that have occurred between December 31, 2010 and February 25, 2011, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Statement of liabilities subordinated to the claims of general creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented, since no such liabilities existed at December 31, 2010 nor at any time during the year then ended.

Note 2 - Related party transactions

The Company is party to a management fee arrangement under which Holdings provides management and support services. Total expenses incurred under this arrangement amounted to $100,000 for 2010 and $817,000 for 2009.

The Company is party to an originating fee arrangement under which Consulting Services Group, LLC, a company affiliated through common ownership, provides client referrals to the Company. Total expenses incurred under this arrangement amounted to $641,707 for 2010 and $1,032,499 for 2009.

The Company rents office space and purchases support services, including primarily all personnel services, from Holdings. Total expenses incurred for such items amounted to $483,273 for 2010 and $547,667 for 2009.

Due from parent company totaling $592,196 and $42,416 at December 31, 2010 and 2009, respectively, represents amounts transferred to Holdings to fund consolidated operations.

The Company receives solicitation fees for referred clients who invest in funds managed by Centennial Partners, LLC, a company affiliated through common ownership. Total fees received amounted to $372,317 for 2010 and $549,700 for 2009.

Note 3 - Contingencies

The Company from time to time may be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, management believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position or results of operations of the Company.

Note 4 - Employee benefit plan

The Company participates in a qualified 401(k) profit sharing plan maintained by Holdings. Employees who are twenty-one years of age with at least six months of employment are eligible to participate. Eligible employees may voluntarily defer a percentage of their compensation, not to exceed maximum limits set by the Internal Revenue Service. Employer matching and nonelective contributions are discretionary.

Note 5 - Income taxes

The provision for income taxes for the years ended December 31, 2010 and 2009 is comprised of Tennessee excise taxes of $11,000 and $6,000, respectively.

Note 6 - Net capital and reserve requirements

The Company is required to maintain minimum net capital pursuant to the "Uniform Net Capital Rule" (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a $250,000 minimum. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the Rule. At December 31, 2010 and 2009, the Company's net capital, as defined under the Rule, amounted to $301,064 and $414,337, respectively, which was $51,064 and $164,337, respectively, in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 at December 31, 2010 and 0.18 to 1 at December 31, 2009. Additionally, the Company is required by its clearing agent to maintain net capital of at least $100,000.

Note 7 - Concentration of credit risk

The Company has concentrated its credit risk for cash by maintaining deposits in financial institutions within its geographic region which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to significant credit risk to cash.

SUPPLEMENTAL INFORMATION

COMMERCE SQUARE TRADING, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2010

Computation of Net Capital

Total member's equity	$ 913,513
Less nonallowable assets:	
Reserved cash	19,493
Accounts receivable	760
Due from parent company	592,196
Net capital	$ 301,064

Computation of Aggregate Indebtedness

Accrued expenses	$ 55,958
Total aggregate indebtedness	$ 55,958

Computation of Basic Net Capital Requirement

Minimum net capital requirement, greater of $250,000 or 6.67% of aggregate indebtedness	$ 250,000
Net capital in excess of minimum requirement	51,064
Net capital as computed above	$ 301,064
Ratio of aggregate indebtedness to net capital	0.19

No material differences exist between the above computations and the corresponding computations most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2010.

COMMERCE SQUARE TRADING, LLC
Schedule II - Computation for Determination of the Reserve Requirements
Under Securities and Exchange Commission Rule 15c3-3
December 31, 2010

Exemption Under Section (k)(2)(ii) has been Claimed

The Company is not required to file this schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) of the Rule. The Company is an introducing broker-dealer which clears all transactions with and for customers on a fully disclosed basis through clearing broker-dealers, and which promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

To the Member
Commerce Square Trading, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Commerce Square Trading, LLC (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

COMMERCE SQUARE TRADING, LLC

Financial Statements
and Supplemental Information
For the Years Ended December 31, 2010 and 2009